SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG / Contract

02.07.2009

Release of a Corporate News, transmitted by DGAP - a company of EquityStory AG. The issuer / publisher is solely responsible for the content of this announcement.

Aachen/Germany, July 2, 2009 - AIXTRON AG today announced that it has recently received a further multiple system order from Epistar located at the Hsinchu Science-based Industrial Park, Taiwan. The order, to be delivered during 2009, was received in Q2 and will commence delivery in Q3 of 2009. This recent order comprises of CRIUS(R) Close Coupled Showerhead(R) (CCS) reactors and AIX 2800G4 HT Planetary Reactor(R) systems for volume production of GaN-based LEDs.

In a recent separate ceremony in Taiwan, AIXTRON's COO Dr. Bernd Schulte presented an award to Dr. B.J. Lee, Chairman of Epistar, to celebrate the 150 systems Epistar has bought from AIXTRON.

Dr. B.J. Lee, Chairman of Epistar, comments: 'It is with great pleasure that we are looking forward to the delivery of our latest AIXTRON multiwafer MOCVD tool order. Our two companies have enjoyed a long-lasting relationship and AIXTRON has always provided us with the world's best equipment. We have great confidence in the technology and the service that they provide. This is the foundation of our success for the efficient volume production of world-class ultra-high brightness LED products. We know that we can trust that our 150th AIXTRON MOCVD tool will be as useful as our first and we are also looking forward to bringing our recently ordered systems on stream in the very near future.'

Dr. Bernd Schulte, AIXTRON's Executive Vice President and COO, adds: 'Epistar is a world leading manufacturer for UHB-LEDs and it was very satisfying to be able to present to them this award celebrating the 150 systems they have bought from us since we have worked together. Epistar has developed considerable expertise with the AIX 2600G3, producing some of the brightest AlInGaP LEDs in the market and has also developed extremely high performance GaN products with the AIXTRON Nitride Planetary Reactor(R) systems. We are very proud to have been able to contribute towards Epistar's success over recent years.'

Epistar Corporation is focused on the development, manufacture and marketing of ultra-high brightness LED products. Applying its own proprietary MOCVD technology, Epistar has successfully commercialized the full spectrum range of high brightness LEDs with the characteristics of compact size, low power consumption and long operation life.

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	July 2, 2009	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO